January 13, 2014

Cecilia D. Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated December 30, 2013
Fibria Celulose S.A.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 1-15018

Dear Ms. Blye:

We acknowledge receipt of the letter from the Staff of the Securities and Exchange Commission, dated December 30, 2013, regarding the Annual Report on Form 20-F of Fibria Celulose S.A. (the “Company”) for the fiscal year ended December 31, 2012 (the “Annual Report”).

The Staff has requested supplemental information concerning the Company’s contacts with Syria and Cuba, countries that have been identified as state sponsors of terrorism (the “Identified Countries”).

We are responding below to the comments contained in such letter.  For convenience of reference we have reproduced the original questions in bold below, followed by the respective answer.

General

1.                 In your letters to us dated April 8, 2010 and May 6, 2010 you discussed contacts with Syria and your strategic alliance agreement with Oji Paper Co. that includes Cuba as part of the covered territory.  As you know, Syria and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Cuba since your 2011 [sic] letters, whether through subsidiaries, affiliates, distributors, joint venture partners or other direct or indirect arrangements. In this regard, we note that your joint venture partner Stora Enso lists an agent in Syria on its website.  Please tell us whether your Veracel joint venture sells or exports any products to Syria.

Your response should describe any products, equipment, components, technology or services you have provided to Syria or Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by their governments.

RESPONSE:

Since the date of the April 8, 2010 and May 6, 2010 letters (the “2010 Letters”) submitted to the Staff on our behalf, we concluded sales through sales agents to end buyers in Syria (i) representing US$1,200,000 for 2,200 tons of pulp, comprising 0.04197% of our annual sales tonnage in 2011 and 0.02113% of our sales revenue for 2011, (ii) representing US$3,800,000 for 6,300 tons of pulp in 2012, comprising 0.11799% of our annual sales tonnage in 2012 and 0.06133% of our sales revenue for 2012, and (iii) representing US$2,800,000 for 4,500 tons in 2013, comprising 0.08658% of our annual sales tonnage in 2013 and 0.04009% of our sales revenue for 2013.  In 2011 and 2012 the sales were concluded through GA Paper International in Toronto, Canada and in 2013 through GA-K Overseas Co., based in Limassol, Cyprus, neither of which entities are affiliated with us.  The end users were Oriental Paper and Dinatex.  The product supplied was eucalyptus woodpulp produced by us in Brazil.  This product is intended for use only as a raw material for the production of paper and tissue products, and to our knowledge has no relation whatsoever to any military technology or application.  We believe these end users are private enterprises and not related to, or controlled by, the government in Syria.

Pursuant to the terms of our agreement with Stora Enso in respect of our joint venture company Veracel S.A., each party is responsible for marketing its own share of the Veracel production.  No portion of the production marketed by the Company was sold to end users in Syria or Cuba.

We had the following sales to Cuba during 2011:  US$500,000 for 300,000 tons, comprising 0.00586% of our annual sales tonnage in 2011 and 0.00800% of our sales revenue for 2011.  The end user was Casa Blanca SA in Havana, Cuba.  The strategic alliance with Oji Paper Co. to which you refer was terminated in 2011, when we abandoned the thermal paper business.  This is described on page 20 of our Annual Report and the relevant agreement unwinding the business arrangement filed as an exhibit to the Annual Report.  There were no further sales to Cuba.

Sales volumes and revenue numbers have been rounded in this letter.

2.              Please discuss the materiality of any contacts with Syria and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. - designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Cuba.

RESPONSE:

Please see the foregoing response for details as to the materiality of our transactions with Syria during the period following the 2010 Letters.  These sales are opportunistic spot transactions effected through unrelated sales agents; the Company has, and has had, no operations or directed selling efforts of any kind in these countries.  None of these sales are material in amount.  We believe they do not constitute a material investment risk to our security holders.  Given the immaterial volumes sold, we believe that these sales do not bear on the qualitative character of an investment in the Company’s securities, including upon our reputation and share value.  We have made this assessment based on a consideration of the qualitative factors that a reasonable investor would take account of in making or maintaining its investment.  As part of our ongoing review of such matters, we are enhancing compliance controls for our sales criteria for 2014 and going forward and will reassess the potential impact of such sales, if any should be contemplated, to end buyers located in the Identified Countries and any others that may be designated State Sponsors of Terrorism.

3.              You told us in your May 6, 2010 letter that the products you sold into sanctioned countries did not have any specialized military or similar use, and could not contribute materially to the countries’ ability to develop weapons or related military technologies. Please tell us whether those representations are true with respect to any sales into Syria and Cuba you discuss in response to the foregoing comments.

The representations made in the May 6, 2010 letter concerning the products that we sold into sanctioned countries continue to be true with the respect to the sales into Syria and Cuba described above in paragraph 1 of this letter.  The woodpulp that we sell has no specialized military or similar use and could not contribute materially to the development of weapons or military technologies, or that we are aware, have military applications.  The product serves as the raw material for the production of paper products, including tissues and toilet paper.

We hereby acknowledge that:

1.              the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55 11 2138 4565 or ir@fibria.com.br if you have any questions about this response letter

Very truly yours,

Fibria Celulose S.A.
By	/s/ Guilherme Perboyre Cavalcanti
Name: Guilherme Perboyre Cavalcanti
Title: Chief Financial Officer

cc:                                       Roger Schwall

Assistant Director

Division of Corporation Finance

Jennifer Hardy

Special Counsel